SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

October 9, 2013

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period August 22, 2013 to October 9, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	October 9, 2013

To:	Market Announcements Office
Australian Securities Exchange

Public Announcement 2013 – 27AWC

Alcoa Third Quarter Earnings Results

We note Alcoa Inc’s (“Alcoa”) quarterly earnings release and attach it for reference. Relevant market data to assist readers in understanding the market, operational and commercial matters of Alcoa World Alumina & Chemicals (“AWAC”) is attached.

Alumina Limited CEO, John Bevan, commented, “Margins for alumina were maintained despite lower realised prices, with improvements in productivity and favourable exchange rate movements assisting the result”.

AWAC’s production of alumina for the third quarter was 4.0 million tonnes.

Alumina Limited received a third fully franked dividend of US$25 million during September 2013. This is in addition to the fully franked dividend of US$25 million received on 1 July 2013 for the dividend declared in the second quarter. The total of dividends and distributions received by Alumina Limited so far during 2013 is US$79 million and net debt was approximately US$153 million at the end of the quarter.

During the third quarter, Alumina Limited did not contribute any capital to AWAC or provide any further equity contributions to Ma’aden.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2012.

Shareholder Enquiries

For investor enquiries:	For media enquiries:

Ben Pitt	Nerida Mossop
Investor Relations Manager	Hinton and Associates
Phone: +61 3 8699 2609	Phone:	+61 3 9600 1979
ben.pitt@aluminalimited.com	Mobile:	+61 437 361 433

Chris Thiris
Chief Financial Officer
Phone: +61 3 8699 2607			Alumina Limited
chris.thiris@aluminalimited.com
ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia
/s/ Stephen Foster
Stephen Foster			Level 12 IBM Centre
Company Secretary			60 City Road
Southbank Vic 3006
Australia
9 October 2013
Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Investor Contact:	Media Contact:
Kelly Pasterick	Monica Orbe
(212) 836-2674	(212) 836-2632
Kelly.Pasterick@alcoa.com	Monica.Orbe@alcoa.com

Alcoa Reports Third Quarter Profit Driven by

Strong Operating Performance;

Net Income of $0.02 Per Share;

Excluding Special Items, Net Income of $0.11 Per Share

Solid Revenue of $5.8 Billion

Value-Add Businesses 57 Percent of Total Revenues

79 Percent Segment ATOI Year-to-Date

Strong Operating Performance Helps Offset Lower Aluminum Prices

2013 Forecast of 7 Percent Global Aluminum Demand Growth Reaffirmed

3Q 2013 Highlights

•	Net income of $24 million, or $0.02 per share; excluding special items, net income of $120 million, or $0.11 per share

•	Solid revenue of $5.8 billion despite lower realized aluminum prices

•	Engineered Products and Solutions after-tax operating income up 22 percent year-over-year; record quarterly adjusted EBITDA margin

•	Primary Metals and Alumina after-tax operating income up sequentially and year-over-year

•	Cash on hand of $1.0 billion

•	New third quarter low days working capital, 5 day improvement over prior year, equal to approximately $300 million cash

•	$825 million in productivity gains year-to-date, exceeding $750 million annual target

•	16 percent of Alcoa high cost global smelting capacity offline

New York, October 8, 2013 – Alcoa (NYSE:AA) today reported a sequential and year-over-year increase in third quarter profit for 2013 driven by strong operating performance and productivity gains, in spite of lower metal prices. Alcoa reported third quarter 2013 net income of $24 million, or $0.02 per share, which includes $96 million of special items primarily tied to optimizing the Company’s upstream portfolio.

Excluding the impact of special items, net income was $120 million, or $0.11 per share. Results were led by continued strength in Engineered Products and

Solutions and Global Rolled Products, despite traditional third quarter weakness. Global Primary Products overcame falling metal prices and lower premiums to deliver significant performance improvement through productivity gains.

The Company reported third quarter 2013 revenue of $5.8 billion, steady compared to second quarter 2013 and the year ago period, despite a 3 percent sequential and 7 percent year-over-year decline in the London Metal Exchange (LME) cash price of aluminum.

“Our performance this quarter shows our repositioning of the Company is on the right path,” said Klaus Kleinfeld, Alcoa Chairman and Chief Executive Officer. “We continued to build our value-add businesses, capturing demand for innovative material solutions across multiple markets. Our commodity business delivered better performance in a tougher market environment, and we continued to reshape the portfolio to lower the cost base. Across the board, productivity was exceptional – achieving our full year target in the first nine months.”

In the first three quarters of 2013, Alcoa’s value-add businesses, comprising Engineered Products and Solutions and Global Rolled Products, accounted for 57 percent of total revenues and 79 percent of segment after-tax operating income (ATOI). Over the last 10 years, Alcoa has grown its value-add businesses to be more meaningful contributors to the Company’s overall profitability. ATOI for the value-add businesses has nearly tripled since 2003.

Third quarter 2013 net income of $24 million, or $0.02 per share, compares to a net loss of $119 million, or $0.11 per share, in second quarter 2013, and a net loss of $143 million, or $0.13 per share, in third quarter 2012.

In third quarter 2013, Alcoa recorded $109 million in after-tax restructuring-related charges to improve upstream competitiveness. Alcoa completed the previously announced closure of the two Soderberg potlines at the Baie-Comeau smelter in Québec, representing 105,000 metric tons per year of smelting capacity. Alcoa also closed one Soderberg potline, representing 41,000 metric tons per year of smelting capacity, at the Massena East plant in New York.

Other special items in third quarter 2013 included an insurance recovery related to the March 2012 fire at the Massena, New York, location and a positive impact of mark-to-market changes on certain energy contracts, somewhat offset by a net discrete income tax charge. These items provided a net benefit of $13 million.

Excluding special items, third quarter 2013 net income of $120 million, or $0.11 per share, rose 58 percent compared to $76 million, or $0.07 per share, in second quarter 2013, despite lower realized aluminum prices.

Year-over-year, third quarter 2013 net income excluding special items was up $88 million compared to the same period last year. The year-over-year increase was driven by strong operating performance, productivity savings, and the favorable impact of foreign exchange rates, partially offset by cost increases and lower LME-based pricing.

Continued Growth Across End Markets

Alcoa reaffirms its 7 percent global aluminum demand growth forecast for 2013 and sees essentially balanced alumina and aluminum markets.

Alcoa continues to project global growth this year across the aerospace (9-10 percent), automotive (1-4 percent), packaging (1-2 percent), commercial building and construction (4-5 percent), and industrial gas turbine (3-5 percent) end markets. In the heavy truck and trailer market, Alcoa is raising its 2013 growth expectation, (5-9 percent, previously 3-8 percent), on improvements in the European market and a stronger Chinese market.

Strong Execution on Capital Investments and Against Strategic Goals

Alcoa made progress on its capital investments to capture value-add growth opportunities, and continued to take definitive actions in third quarter 2013 to improve its position on the aluminum cost curve.

The $300 million automotive expansion of Alcoa’s Davenport, Iowa, plant is set to be completed by the end of 2013 with the commissioning process currently underway. Construction also began on the Company’s $275 million automotive expansion at its Alcoa, Tennessee, rolling mill. Both will support the growing demand for aluminum sheet for automotive production. Aluminum sheet per vehicle is expected to grow 10 fold by 2025 in North America alone. The projects will incorporate, through Alcoa’s supply chain, the proprietary Alcoa 951 pretreatment bonding technology, enabling the mass production of aluminum-intensive vehicles. Much of the volume for the automotive expansions is secured under long-term supply agreements.

The Ma’aden-Alcoa joint venture project that will create the world’s lowest-cost integrated aluminum facility is on time and on budget. The smelter is 99 percent complete and full operating capacity of 740,000 metric tons per year (mtpy) is expected in 2014. This smelter will be the lowest-cost in the world. It will contribute an estimated two percentage points toward the Company’s 2015 goal of lowering its position on the world aluminum production cost curve by 10 percentage points overall.

The joint venture’s 380,000 mtpy integrated rolling mill is 88 percent complete. First hot coil for the rolling mill is anticipated in the fourth quarter of this year. Construction of the alumina refinery and bauxite mine are also on schedule. First alumina out of the facility and bauxite out of the mine are expected in 2014.

To further improve competitiveness in the upstream, Alcoa continues to review its global smelting capacity and take action on higher-cost plants and plants with long-term risk due to factors such as energy costs or regulatory uncertainties. In the first five months since announcing the 460,000 metric ton smelting capacity review, Alcoa has taken swift action and has closed or curtailed 274,000 metric tons, equal to 60 percent, of the capacity under review. Most recent actions include the permanent closure of one potline representing 41,000 metric tons at the Massena East plant in New York and the temporary curtailment of 128,000 metric tons of capacity in Brazil.

Alcoa now has 16 percent, or 651,000 metric tons, of smelting capacity offline.

Performance Against 2013 Financial Targets

In third quarter 2013, days working capital, which ultimately equates to cash, was a third quarter record low of 28 days, 5 days lower than third quarter 2012. This milestone was the 16th successive year-over-year improvement and equates to approximately $300 million in cash. Cash from operations in third quarter 2013 was $214 million. Free cash flow for the quarter was negative $36 million after a $173 million cash contribution to the Company’s pension plan.

Through third quarter 2013, Alcoa achieved $825 million in productivity savings against a $750 million annual target; managed growth capital expenditures of $289 million against a $550 million annual plan; and controlled sustaining capital expenditures of $482 million against a $1.0 billion annual plan. Progress and expenditures on the Saudi Arabia joint venture project were on track with $146 million year-to-date invested against a $350 million annual plan. Alcoa’s debt-to-capital ratio stood at 34.5 percent, flat with second quarter 2013, and 160 basis points lower than third quarter 2012. Net debt-to-capital stood at 31.6 percent. Alcoa ended the quarter with cash on hand of $1.0 billion.

Segment Performance

Engineered Products and Solutions

ATOI was a third quarter record of $192 million, essentially flat sequentially and up $34 million, or 22 percent, year-over-year. Sequentially, continued productivity improvements across all market segments were offset by volume declines and cost increases. Innovation continues to drive share gains across all markets. This segment reported a record quarterly adjusted EBITDA margin of 22.5 percent, compared to 22.2 percent and 20 percent, respectively, for second quarter 2013 and the same quarter last year.

Global Rolled Products

ATOI in the third quarter was $71 million compared to $79 million in second quarter 2013 and $89 million in third quarter 2012. Sequentially, lower metal prices continued to impact the segment, albeit less significantly than the prior quarter. Strong automotive and seasonal demand in packaging were offset by lower volume in aerospace and industrial markets and price pressures in packaging. Adjusted EBITDA per metric ton decreased to $312 from $322 in second quarter 2013. This segment reported its best third quarter ever in days working capital, which improved by 1 day compared with third quarter 2012.

Alumina

ATOI in the third quarter was $67 million, up from $64 million in second quarter 2013, and up from negative $9 million in third quarter 2012. The sequential increase was driven by the favorable impact of foreign exchange rates, strong productivity savings, and sales at Alumina Price Index-based pricing, despite lower LME-based prices. Strong performance across the business also offset increased costs in mining due to the operation of two crusher sites in Australia and higher bauxite costs in Suriname. Adjusted EBITDA per metric ton was $44, down from $47 in second quarter 2013 and up from $21 in third quarter 2012. Days working capital remained at record lows, improving by 11 days compared with third quarter 2012.

Primary Metals

ATOI in the third quarter was $8 million compared to negative $32 million in second quarter 2013 and negative $14 million in third quarter 2012. Despite lower metal prices, the sequential improvement was driven by significant productivity gains, non-recurring power plant outages, and the favorable impact of foreign exchange rates. Third-party realized price in the third quarter was $2,180 per metric ton, down 3 percent sequentially. Adjusted EBITDA per metric ton increased to $154 from $88 in second quarter 2013, and was up from $111 in third quarter 2012. Days working capital improved by 2 days compared with third quarter 2012.

Alba Update

As previously disclosed, over five years ago, the Department of Justice (“DOJ”) and the Securities and Exchange Commission (“SEC”) commenced investigations of alleged corrupt payments in connection with contracts for the sale of alumina to Alba. In the past year Alcoa has been seeking settlements of both investigations. During the third quarter of 2013, settlement discussions with the DOJ and the SEC continued, although no settlements were reached. As previously reported, in the second quarter of 2013 Alcoa proposed to settle the DOJ matter by offering a cash payment of $103 million and recorded a charge of $103 million ($62 million after non-controlling interest); there is a reasonable possibility of an additional charge of between $0 and approximately $200 million to settle the DOJ matter. Based on negotiations to date, Alcoa expects any such settlement will be paid over several years. Also, as previously reported, in the second quarter of 2013 Alcoa exchanged settlement offers with the SEC, but the SEC staff rejected Alcoa’s offer of $60 million and no charge was recorded. Alcoa expects that any resolution through settlement with the SEC would be material to results of operations for the relevant fiscal period.

Although Alcoa seeks to resolve the Alba matter with the DOJ and the SEC through settlements, there can be no assurance that settlements will be reached. If settlements cannot be reached, Alcoa will proceed to trial. Under those circumstances, the final outcome cannot be predicted and there can be no assurance that it would not have a material adverse effect on Alcoa.

Alcoa will hold its quarterly conference call at 5:00 PM Eastern Time on October 8, 2013 to present quarterly results. The meeting will be webcast via alcoa.com. Call information and related details are available at www.alcoa.com under “Invest.”

About Alcoa

Alcoa is the world’s leading producer of primary and fabricated aluminum, as well as the world’s largest miner of bauxite and refiner of alumina. In addition to inventing the modern-day aluminum industry, Alcoa innovation has been behind major milestones in the aerospace, automotive, packaging, building and construction, commercial transportation, consumer electronics, and industrial markets over the past 125 years. Among the solutions Alcoa markets are flat-rolled products, hard alloy extrusions, and forgings, as well as Alcoa® wheels, fastening systems, precision and investment castings, and building systems in addition to its expertise in other light metals such as titanium and nickel-based super alloys. Sustainability is an integral part of Alcoa’s operating practices and the product design and engineering it provides to customers. Alcoa has been a member of the Dow Jones Sustainability Index for 12 consecutive years and approximately 75 percent of all of the aluminum ever produced since 1888 is still in active use today. Alcoa employs approximately 61,000 people in 30 countries across the world. For more information, visit www.alcoa.com, follow @Alcoa on Twitter at www.twitter.com/Alcoa, and follow Alcoa on Facebook at www.facebook.com/Alcoa.

Forward-Looking Statements

This release contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as “anticipates,” “estimates,” “expects,” “forecasts,” “intends,” “outlook,” “plans,” “projects,” “should,” “targets,” “will,” or other words of similar meaning. All statements that reflect Alcoa’s expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements, including, without limitation, forecasts concerning global demand growth for aluminum, end market conditions, supply/demand balances, and growth opportunities for aluminum in automotive, aerospace, and other applications, trend projections, targeted financial results or operating performance, and statements about Alcoa’s strategies, outlook, and business and financial prospects. Forward-looking statements are subject to a number of known and unknown risks, uncertainties, and other factors and are not guarantees of future performance. Important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements include: (a) material adverse changes in aluminum industry conditions, including global supply and demand conditions and fluctuations in London Metal Exchange-based prices (and premiums, as applicable) for primary aluminum, alumina, and other products, and fluctuations in indexed-based and spot prices for alumina; (b) deterioration in global economic and financial market conditions generally; (c) unfavorable changes in the markets served by Alcoa, including aerospace, automotive, commercial transportation, building and construction, distribution, packaging, defense, and industrial gas turbine; (d) the impact of changes in foreign currency exchange rates on costs and results, particularly the Australian dollar, Brazilian real, Canadian dollar, euro, and Norwegian kroner; (e) increases in energy costs, including electricity, natural gas, and fuel oil, or the unavailability or interruption of energy supplies; (f) increases in the costs of other raw materials, including calcined petroleum coke, caustic soda, and liquid pitch; (g) Alcoa’s inability to achieve the level of revenue growth, cash generation, cost savings, improvement in profitability and margins, fiscal discipline, or strengthening of competitiveness and operations (including moving its alumina refining and aluminum smelting businesses down on the industry cost curves and increasing revenues in its Global Rolled Products and Engineered Products and Solutions segments) anticipated from its restructuring programs, productivity improvement, cash sustainability, and other initiatives; (h) Alcoa’s inability to realize expected benefits, in each case as planned and by targeted completion dates, from sales of non-core assets, or from newly constructed, expanded, or acquired facilities, including facilities supplying aluminum-lithium capacity, or from international joint ventures, including the joint venture in Saudi Arabia; (i) political, economic, and regulatory risks in the countries in which Alcoa operates or sells products, including unfavorable changes in laws and governmental policies, civil unrest, or other events beyond Alcoa’s control; (j) the outcome of contingencies, including legal proceedings, government investigations, and environmental remediation; (k) the business or financial condition of key customers, suppliers, and business partners; (l) adverse changes in tax rates or benefits; (m) adverse changes in discount rates or investment returns on pension assets; (n) the impact of cyber attacks and potential information technology or data security breaches; and (o) the other risk factors summarized in Alcoa’s Form 10-K for the year ended December 31, 2012, and other reports filed with the Securities and Exchange Commission. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law.

Non-GAAP Financial Measures

Some of the information included in this release is derived from Alcoa’s consolidated financial information but is not presented in Alcoa’s financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered “non-GAAP financial measures” under SEC rules. These non-GAAP financial measures supplement our GAAP disclosures and should not be considered an alternative to the GAAP measure. Reconciliations to the most directly comparable GAAP financial measures and management’s rationale for the use of the non-GAAP financial measures can be found in the schedules to this release and on our website at www.alcoa.com under the “Invest” section.

Alcoa and subsidiaries

Statement of Consolidated Operations (unaudited)

(in millions, except per-share, share, and metric ton amounts)

	Quarter ended
	September 30, 2012	June 30, 2013	September 30, 2013
Sales	$5,833	$5,849	$5,765

Cost of goods sold (exclusive of expenses below)	5,266	4,933	4,798
Selling, general administrative, and other expenses	234	254	248
Research and development expenses	51	46	44
Provision for depreciation, depletion, and amortization	366	362	348
Restructuring and other charges	2	244	151
Interest expense	124	118	108
Other (income) expenses, net	(2)	19	(7)

Total costs and expenses	6,041	5,976	5,690

(Loss) income before income taxes	(208)	(127)	75
(Benefit) provision for income taxes	(33)	21	31

Net (loss) income	(175)	(148)	44

Less: Net (loss) income attributable to noncontrolling interests	(32)	(29)	20

NET (LOSS) INCOME ATTRIBUTABLE TO ALCOA	$(143)	$(119)	$24

EARNINGS PER SHARE ATTRIBUTABLE TO ALCOA COMMON SHAREHOLDERS:
Basic:
Net (loss) income	$(0.13)	$(0.11)	$0.02
Average number of shares	1,067,000,575	1,069,480,834	1,069,565,824

Diluted:
Net (loss) income	$(0.13)	$(0.11)	$0.02
Average number of shares	1,067,000,575	1,069,480,834	1,079,332,302

Shipments of aluminum products (metric tons)	1,317,000	1,268,000	1,260,000

Alcoa and subsidiaries

Statement of Consolidated Operations (unaudited), continued

(in millions, except per-share, share, and metric ton amounts)

	Nine months ended September 30,
	2012	2013
Sales	$17,802	$17,447

Cost of goods sold (exclusive of expenses below)	15,518	14,578
Selling, general administrative, and other expenses	720	753
Research and development expenses	141	135
Provision for depreciation, depletion, and amortization	1,098	1,071
Restructuring and other charges	27	402
Interest expense	370	341
Other expenses (income), net	4	(15)

Total costs and expenses	17,878	17,265

(Loss) income before income taxes	(76)	182
Provision for income taxes	19	116

Net (loss) income	(95)	66

Less: Net (loss) income attributable to noncontrolling interests	(44)	12

NET (LOSS) INCOME ATTRIBUTABLE TO ALCOA	$(51)	$54

EARNINGS PER SHARE ATTRIBUTABLE TO ALCOA COMMON SHAREHOLDERS:
Basic:
Net (loss) income	$(0.05)	$0.05
Average number of shares	1,066,482,064	1,069,253,636

Diluted:
Net (loss) income	$(0.05)	$0.05
Average number of shares	1,066,482,064	1,079,406,557

Common stock outstanding at the end of the period	1,067,152,804	1,069,590,973

Shipments of aluminum products (metric tons)	3,917,000	3,752,000

Alcoa and subsidiaries

Consolidated Balance Sheet (unaudited)

(in millions)

	December 31,	September 30,
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	$1,861	$1,017
Receivables from customers, less allowances of $39 in 2012 and $21 in 2013	1,399	1,422
Other receivables	340	616
Inventories	2,825	2,893
Prepaid expenses and other current assets	1,275	1,101

Total current assets	7,700	7,049

Properties, plants, and equipment	38,137	37,326
Less: accumulated depreciation, depletion, and amortization	19,190	19,465

Properties, plants, and equipment, net	18,947	17,861

Goodwill	5,170	5,144
Investments	1,860	1,908
Deferred income taxes	3,790	3,621
Other noncurrent assets	2,712	2,646

Total assets	$40,179	$38,229

LIABILITIES
Current liabilities:
Short-term borrowings	$53	$59
Accounts payable, trade	2,702	2,816
Accrued compensation and retirement costs	1,058	1,019
Taxes, including income taxes	366	398
Other current liabilities	1,298	1,093
Long-term debt due within one year	465	655

Total current liabilities	5,942	6,040

Long-term debt, less amount due within one year	8,311	7,630
Accrued pension benefits	3,722	3,407
Accrued other postretirement benefits	2,603	2,527
Other noncurrent liabilities and deferred credits	3,078	2,761

Total liabilities	23,656	22,365

EQUITY
Alcoa shareholders’ equity:
Preferred stock	55	55
Common stock	1,178	1,178
Additional capital	7,560	7,536
Retained earnings	11,689	11,611
Treasury stock, at cost	(3,881)	(3,810)
Accumulated other comprehensive loss	(3,402)	(3,714)

Total Alcoa shareholders’ equity	13,199	12,856

Noncontrolling interests	3,324	3,008

Total equity	16,523	15,864

Total liabilities and equity	$40,179	$38,229

Alcoa and subsidiaries

Statement of Consolidated Cash Flows (unaudited)

(in millions)

	Nine months ended
	September 30,
	2012	2013
CASH FROM OPERATIONS
Net (loss) income	$(95)	$66
Adjustments to reconcile net (loss) income to cash from operations:
Depreciation, depletion, and amortization	1,099	1,072
Deferred income taxes	(195)	(102)
Equity (income) loss, net of dividends	(3)	40
Restructuring and other charges	27	402
Net gain from investing activities – asset sales	—	(7)
Stock-based compensation	54	59
Excess tax benefits from stock-based payment arrangements	(1)	—
Other	100	(10)
Changes in assets and liabilities, excluding effects of acquisitions, divestitures, and foreign currency translation adjustments:
(Increase) in receivables	(174)	(347)
(Increase) in inventories	(65)	(141)
(Increase) decrease in prepaid expenses and other current assets	(27)	16
(Decrease) increase in accounts payable, trade	(109)	176
(Decrease) in accrued expenses	(81)	(395)
Increase in taxes, including income taxes	22	40
Pension contributions	(515)	(354)
Decrease (increase) in noncurrent assets	34	(114)
Increase in noncurrent liabilities	498	257
(Increase) in net assets held for sale	(3)	—

CASH PROVIDED FROM CONTINUING OPERATIONS	566	658
CASH USED FOR DISCONTINUED OPERATIONS	(2)	—

CASH PROVIDED FROM OPERATIONS	564	658

FINANCING ACTIVITIES
Net change in short-term borrowings (original maturities of three months or less)	29	7
Net change in commercial paper	(181)	—
Additions to debt (original maturities greater than three months)	886	1,527
Debt issuance costs	(3)	(2)
Payments on debt (original maturities greater than three months)	(793)	(1,980)
Proceeds from exercise of employee stock options	12	1
Excess tax benefits from stock-based payment arrangements	1	—
Dividends paid to shareholders	(98)	(99)
Distributions to noncontrolling interests	(71)	(80)
Contributions from noncontrolling interests	132	12

CASH USED FOR FINANCING ACTIVITIES	(86)	(614)

INVESTING ACTIVITIES
Capital expenditures	(863)	(771)
Proceeds from the sale of assets and businesses	13	8
Additions to investments	(241)	(242)
Sales of investments	11	—
Net change in restricted cash	51	130
Other	63	10

CASH USED FOR INVESTING ACTIVITIES	(966)	(865)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(19)	(23)

Net change in cash and cash equivalents	(507)	(844)
Cash and cash equivalents at beginning of year	1,939	1,861

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,432	$1,017

Alcoa and subsidiaries

Segment Information (unaudited)

(dollars in millions, except realized prices; production and shipments in thousands of metric tons [kmt])

	1Q12	2Q12	3Q12	4Q12	2012	1Q13	2Q13	3Q13
Alumina:
Alumina production (kmt)	4,153	4,033	4,077	4,079	16,342	3,994	4,161	4,214
Third-party alumina shipments (kmt)	2,293	2,194	2,368	2,440	9,295	2,457	2,328	2,603
Third-party sales	$775	$750	$764	$803	$3,092	$826	$822	$846
Intersegment sales	$617	$576	$575	$542	$2,310	$595	$581	$513
Equity income (loss)	$1	$1	$2	$1	$5	$1	$(1)	$(2)
Depreciation, depletion, and amortization	$114	$114	$120	$107	$455	$109	$115	$100
Income taxes	$(1)	$(6)	$(22)	$2	$(27)	$14	$14	$17
After-tax operating income (ATOI)	$35	$23	$(9)	$41	$90	$58	$64	$67

Primary Metals:
Aluminum production (kmt)	951	941	938	912	3,742	891	896	897
Third-party aluminum shipments (kmt)	771	749	768	768	3,056	705	693	686
Alcoa’s average realized price per metric ton of aluminum	$2,433	$2,329	$2,222	$2,325	$2,327	$2,398	$2,237	$2,180
Third-party sales	$1,944	$1,804	$1,794	$1,890	$7,432	$1,758	$1,620	$1,600
Intersegment sales	$761	$782	$691	$643	$2,877	$727	$677	$691
Equity loss	$(2)	$(9)	$(5)	$(11)	$(27)	$(9)	$(7)	$(13)
Depreciation, depletion, and amortization	$135	$133	$130	$134	$532	$135	$132	$131
Income taxes	$(13)	$(19)	$(19)	$157	$106	$1	$(25)	$(16)
ATOI	$10	$(3)	$(14)	$316	$309	$39	$(32)	$8

Global Rolled Products:
Third-party aluminum shipments (kmt)	452	484	483	448	1,867	450	502	499
Third-party sales	$1,845	$1,913	$1,849	$1,771	$7,378	$1,779	$1,877	$1,805
Intersegment sales	$44	$44	$42	$33	$163	$51	$43	$47
Equity loss	$(1)	$(2)	$(1)	$(2)	$(6)	$(4)	$(2)	$(3)
Depreciation, depletion, and amortization	$57	$57	$57	$58	$229	$57	$55	$56
Income taxes*	$51	$34	$39	$35	$159	$39	$32	$32
ATOI*	$102	$78	$89	$77	$346	$81	$79	$71

Engineered Products and Solutions:
Third-party aluminum shipments (kmt)	58	59	53	52	222	55	58	60
Third-party sales	$1,390	$1,420	$1,367	$1,348	$5,525	$1,423	$1,468	$1,437
Depreciation, depletion, and amortization	$40	$39	$39	$40	$158	$40	$39	$40
Income taxes*	$73	$76	$77	$71	$297	$84	$94	$91
ATOI*	$157	$157	$158	$140	$612	$173	$193	$192

Reconciliation of ATOI to consolidated net income (loss) attributable to Alcoa:
Total segment ATOI*	$304	$255	$224	$574	$1,357	$351	$304	$338
Unallocated amounts (net of tax):
Impact of LIFO	—	19	(7)	8	20	(2)	5	9
Interest expense	(80)	(80)	(81)	(78)	(319)	(75)	(76)	(70)
Noncontrolling interests	(5)	17	32	(15)	29	(21)	29	(20)
Corporate expense	(64)	(69)	(62)	(87)	(282)	(67)	(71)	(74)
Restructuring and other charges	(7)	(10)	(2)	(56)	(75)	(5)	(211)	(108)
Other*	(54)	(134)	(247)	(104)	(539)	(32)	(99)	(51)

Consolidated net income (loss) attributable to Alcoa	$94	$(2)	$(143)	$242	$191	$149	$(119)	$24

The difference between certain segment totals and consolidated amounts is in Corporate.

*	On January 1, 2013, management revised the inventory-costing method used by certain locations within the Global Rolled Products and Engineered Products and Solutions segments, which affects the determination of the respective segment’s profitability measure, ATOI. Management made the change in order to improve internal consistency and enhance industry comparability. This revision does not impact the consolidated results of Alcoa. Segment information for all prior periods presented was revised to reflect this change.

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited)

(dollars in millions)

Adjusted EBITDA Margin	Quarter ended
	September 30,	June 30,	September 30,
	2012	2013	2013

Net (loss) income attributable to Alcoa	$(143)	$(119)	$24

Add:
Net (loss) income attributable to noncontrolling interests	(32)	(29)	20
(Benefit) provision for income taxes	(33)	21	31
Other (income) expenses, net	(2)	19	(7)
Interest expense	124	118	108
Restructuring and other charges	2	244	151
Provision for depreciation, depletion, and amortization	366	362	348

Adjusted EBITDA	$282	$616	$675

Sales	$5,833	$5,849	$5,765

Adjusted EBITDA Margin	4.8%	10.5%	11.7%

Alcoa’s definition of Adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization) is net margin plus an add-back for depreciation, depletion, and amortization. Net margin is equivalent to Sales minus the following items: Cost of goods sold; Selling, general administrative, and other expenses; Research and development expenses; and Provision for depreciation, depletion, and amortization. Adjusted EBITDA is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because Adjusted EBITDA provides additional information with respect to Alcoa’s operating performance and the Company’s ability to meet its financial obligations. The Adjusted EBITDA presented may not be comparable to similarly titled measures of other companies.

Free Cash Flow	Quarter ended
	September 30,	June 30,	September 30,
	2012	2013	2013

Cash from operations	$263	$514	$214

Capital expenditures	(302)	(286)	(250)

Free cash flow	$(39)	$228	$(36)

Free Cash Flow is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because management reviews cash flows generated from operations after taking into consideration capital expenditures due to the fact that these expenditures are considered necessary to maintain and expand Alcoa’s asset base and are expected to generate future cash flows from operations. It is important to note that Free Cash Flow does not represent the residual cash flow available for discretionary expenditures since other non-discretionary expenditures, such as mandatory debt service requirements, are not deducted from the measure.

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited), continued

(dollars in millions, except per-share amounts)

Adjusted Income	(Loss) Income			Diluted EPS
	Quarter ended			Quarter ended
	September 30,	June 30,	September 30,	September 30,	June 30,	September 30,
	2012	2013	2013	2012	2013	2013

Net (loss) income attributable to Alcoa	$(143)	$(119)	$24	$(0.13)	$(0.11)	$0.02

Restructuring and other charges	2	170	108

Discrete tax items*	26	11	7

Other special items**	147	14	(19)

Net income attributable to Alcoa – as adjusted	$32	$76	$120	0.03	0.07	0.11

Net income attributable to Alcoa – as adjusted is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because management reviews the operating results of Alcoa excluding the impacts of restructuring and other charges, discrete tax items, and other special items (collectively, “special items”). There can be no assurances that additional special items will not occur in future periods. To compensate for this limitation, management believes that it is appropriate to consider both Net (loss) income attributable to Alcoa determined under GAAP as well as Net income attributable to Alcoa – as adjusted.

*	Discrete tax items include the following:

•	for the quarter ended September 30, 2013, an unfavorable impact related to the interim period treatment of losses in jurisdictions for which no tax benefit was recognized ($6) and a net charge for other miscellaneous items ($1);

•	for the quarter ended June 30, 2013, a charge related to prior year taxes in Spain and Australia ($10), a benefit for a tax rate change in Jamaica ($2), and a net charge for other miscellaneous items ($3); and

•	for the quarter ended September 30, 2012, an unfavorable impact related to the interim period treatment of losses in jurisdictions for which no tax benefit was recognized ($35), a benefit as a result of including the anticipated gain from the sale of the Tapoco Hydroelectric Project in the calculation of the estimated annual effective tax rate ($12), and a net charge for other miscellaneous items ($3).

**	Other special items include the following:

•	for the quarter ended September 30, 2013, insurance recovery related to the 2012 fire at the Massena, NY location ($12), a net favorable change in certain mark-to-market energy derivative contracts ($8), and the write off of inventory related to the permanent closure of two potlines at a smelter in Canada ($1);

•	for the quarter ended June 30, 2013, a net unfavorable change in certain mark-to-market energy derivative contracts ($9) and the write off of inventory related to the permanent closure of two potlines at a smelter in Canada and a smelter in Italy ($5); and

•	for the quarter ended September 30, 2012, an increase in the environmental reserve mostly related to the Grasse River remediation in Massena, NY and two new remediation projects at the smelter sites in Baie Comeau, Quebec, Canada and Mosjøen, Norway ($120), a litigation reserve ($15), uninsured losses related to fire damage to the cast house at the Massena, NY location ($9), and a net unfavorable change in certain mark-to-market energy derivative contracts ($3).

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited), continued

(dollars in millions)

Days Working Capital	Quarter ended
	September 30,	June 30,	September 30,
	2012	2013	2013

Receivables from customers, less allowances	$1,619	$1,354	$1,422
Add: Deferred purchase price receivable*	81	377	285

Receivables from customers, less allowances, as adjusted	1,700	1,731	1,707
Add: Inventories	2,973	2,905	2,893
Less: Accounts payable, trade	2,590	2,920	2,816

Working Capital	$2,083	$1,716	$1,784

Sales	$5,833	$5,849	$5,765

Days Working Capital	33	27	28

Days Working Capital = Working Capital divided by (Sales/number of days in the quarter).

*	The deferred purchase price receivable relates to an arrangement to sell certain customer receivables to several financial institutions on a recurring basis. Alcoa is adding back this receivable for the purposes of the Days Working Capital calculation.

Net Debt-to-Capital	September 30, 2013
	Debt-to-Capital	Cash and Cash Equivalents	Net Debt-to-Capital

Total Debt
Short-term borrowings	$59
Commercial paper	—
Long-term debt due within one year	655
Long-term debt, less amount due within one year	7,630

Numerator	$8,344	$1,017	$7,327

Total Capital
Total debt	$8,344
Total equity	15,864

Denominator	$24,208	$1,017	$23,191

Ratio	34.5%		31.6%

Net debt-to-capital is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because management assesses Alcoa’s leverage position after factoring in available cash that could be used to repay outstanding debt.

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited), continued

(dollars in millions, except per metric ton amounts)

Segment Measures	Alumina			Primary Metals
Adjusted EBITDA	Quarter ended
	September 30,	June 30,	September 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2012	2013	2013	2012	2012	2013	2013	2013

After-tax operating income (ATOI)	$(9)	$64	$67	$(14)	$316	$39	$(32)	$8

Add:
Depreciation, depletion, and amortization	120	115	100	130	134	135	132	131
Equity (income) loss	(2)	1	2	5	11	9	7	13
Income taxes	(22)	14	17	(19)	157	1	(25)	(16)
Other	(1)	—	(2)	2	(423)	(1)	(3)	2

Adjusted EBITDA	$86	$194	$184	$104	$195	$183	$79	$138

Production (thousand metric tons) (kmt)	4,077	4,161	4,214	938	912	891	896	897

Adjusted EBITDA / Production ($ per metric ton)	$21	$47	$44	$111	$214	$205	$88	$154

Alcoa’s definition of Adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization) is net margin plus an add-back for depreciation, depletion, and amortization. Net margin is equivalent to Sales minus the following items: Cost of goods sold; Selling, general administrative, and other expenses; Research and development expenses; and Provision for depreciation, depletion, and amortization. The Other line in the table above includes gains/losses on asset sales and other nonoperating items. Adjusted EBITDA is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because Adjusted EBITDA provides additional information with respect to Alcoa’s operating performance and the Company’s ability to meet its financial obligations. The Adjusted EBITDA presented may not be comparable to similarly titled measures of other companies.

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited), continued

(dollars in millions, except per metric ton amounts)

Segment Measures	Global Rolled Products*			Engineered Products and Solutions*
Adjusted EBITDA	Quarter ended
	September 30,	June 30,	September 30,	September 30,	June 30,	September 30,
	2012	2013	2013	2012	2013	2013

After-tax operating income (ATOI)	$89	$79	$71	$158	$193	$192

Add:
Depreciation, depletion, and amortization	57	55	56	39	39	40
Equity loss	1	2	3	—	—	—
Income taxes	39	32	32	77	94	91
Other	(3)	—	—	—	—	—

Adjusted EBITDA	$183	$168	$162	$274	$326	$323

Total shipments (thousand metric tons) (kmt)	501	521	519

Adjusted EBITDA / Total shipments ($ per metric ton)	$365	$322	$312

Third-party sales				$1,367	$1,468	$1,437

Adjusted EBITDA Margin				20%	22%	22%

Alcoa’s definition of Adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization) is net margin plus an add-back for depreciation, depletion, and amortization. Net margin is equivalent to Sales minus the following items: Cost of goods sold; Selling, general administrative, and other expenses; Research and development expenses; and Provision for depreciation, depletion, and amortization. The Other line in the table above includes gains/losses on asset sales and other nonoperating items. Adjusted EBITDA is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because Adjusted EBITDA provides additional information with respect to Alcoa’s operating performance and the Company’s ability to meet its financial obligations. The Adjusted EBITDA presented may not be comparable to similarly titled measures of other companies.

*	On January 1, 2013, management revised the inventory-costing method used by certain locations within the Global Rolled Products and Engineered Products and Solutions segments, which affects the determination of the respective segment’s profitability measure, ATOI. Management made the change in order to improve internal consistency and enhance industry comparability. This revision does not impact the consolidated results of Alcoa. Segment information for all prior periods presented was revised to reflect this change.

Alumina Limited
Market Data on Commodity Prices and Foreign Exchange Rates
9 October 2013
ALUMINA LIMITED

Disclaimer ALUMINA LIMITED
This presentation is not a prospectus or an offer of securities for subscription or sale in any jurisdiction. Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s Form 20-F for the year ended 31 December 2012.
Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.
Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts.
2

LME aluminium prices (3 month)
~47% of AWAC’s 3rd party SGA shipments in 2013 expected to be generally based on link to LME aluminium (3 month) ALUMINA LIMITED
3-month LME aluminium
2,350
US$/t 3Q13^
2,150
1,950
1,750
01-Jan-12 01-Apr-12 01-Jul-12 01-Oct-12 01-Jan-13 01-Apr-13 01-Jul-13 30-Sep-13
Average 3-month LME aluminium (US$/t)
2,106
2,191
1,959
1,982
2,045
1,976
3Q13^
1,844
1,838
1Q12 (Nov/Jan)
2Q12 (Feb/Apr)
3Q12 (May/Jul)
4Q12 (Aug/Oct)
1Q13 (Nov/Jan)
2Q13 (Feb/Apr)
3Q13 (May/Jul)
4Q13 (Aug/Sept)
^ Pricing relevant to AWAC 3Q alumina sales due to 2-month lag
Source: Thomson Reuters, October2013
Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts
3

LME aluminium vs. spot alumina
Spot based alumina prices have been less volatile than the LME aluminium price ALUMINA LIMITED
120
110
Index 100
90
80
1-Jan-12 1-Apr-12 1-Jul-12 1-Oct-12 1-Jan-13 1-Apr-13 1-Jul-13 30-Sep-13
Platts alumina - FOB Australia prices 3 month LME Aluminium
Source: Alumina: Platts October 2013. LME Aluminium: Thomson Reuters October 2013
Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts
4

Platts alumina spot index & implied LME linkage
AWAC’s 3rd party SGA shipments linked to spot or index to average ~53% in 2013 ALUMINA LIMITED
$350
$325
US$/t
$300
$275
$250
$225
$200
3Q13^
19%
17%
15%
13%
1-Jan-12 1-Apr-12 1-Jul-12 1-Oct-12 1-Jan-13 1-Apr-13 1-Jul-13 30-Sep-13
Platts alumina - FOB Australia prices (LHS) Spot implied linkage to 3-month LME aluminium (RHS)
^ Alumina spot index pricing relevant to AWAC 3Q alumina sales due to lag
Source: Platts and Thomson Reuters, October 2013
Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts
5

LME aluminium (spot) and regional premiums
Weaker aluminium price partly offset by regional premiums ALUMINA LIMITED
LME aluminium spot
2,400
2,300
US$/t
2,200
2,100
2,000
1,900
1,800
1,700
3Q13^
01-Jan-12 01-Apr-12 01-Jul-12 01-Oct-12 01-Jan-13 01-Apr-13 01-Jul-13 30-Sep-13
^ Pricing relevant to AWAC 3Q sales due to lag
Aluminium Japan regional premium*
260
US$/t
220
180
140
100
1 July 2013: LME announces proposal to tackle record queues in dominant locations
Jan-11 Jul-11 Jan-12 Jul-12 Jan-13 Jul-13 Oct-13
* Japan Aluminium Spot Premium – Ingot, CIF, Western.
Note: Aluminium regional premium impacts AWAC smelter revenue
Source: Thomson Reuters October 2013 (LHS) & Harbor Aluminium October 2013 (RHS)
Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts
6

Foreign Exchange
AWAC’s largest exposure is to A$ ALUMINA LIMITED
Refinery Nameplate Capacity
Spain
9%
Brazil
8%
Jamaica
5%
Australia
Suriname
52%
13%
USA
13%
A$/US$*
3Q13
1.10
1.05
1.00
0.95
0.90
0.85
01-Jan-12 01-Apr-12 01-Jul-12 01-Oct-12 01-Jan-13 01-Apr-13 01-Jul-13 30-Sep-13
Euro/US$*
3Q13
1.40
1.35
1.30
1.25
1.20
1-Jan-12 1-Apr-12 1-Jul-12 1-Oct-12 1-Jan-13 1-Apr-13 1-Jul-13 30-Sep-13
0.60
Brazilian Real/US$*
3Q13
0.55
0.50
0.45
0.40
01-Jan-12 01-Apr-12 01-Jul-12 01-Oct-12 01-Jan-13 01-Apr-13 01-Jul-13 30-Sep-13
*Source: Thomson Reuters, October 2013
Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts
7

Energy
Energy costs represent around a quarter of AWAC’s alumina production costs ALUMINA LIMITED
$130
Brent Crude (US$/bbl)*
$115
$100
$85
1-Jan-12 1-Apr-12 1-Jul-12 1-Oct-12 1-Jan-13 1-Apr-13 1-Jul-13 30-Sep-13
4.50
Henry Hub (US$/MMBtu)*
3.50
2.50
1.50
1-Jan-12 1-Apr-12 1-Jul-12 1-Oct-12 1-Jan-13 1-Apr-13 1-Jul-13 30-Sep-13
AWAC refineries using oil:
- Spain
- Suriname
- Jamaica
Note: Brent Crude as indicative proxy for oil based refineries
Point Comfort refinery on Henry Hub Gas
* Source: Thomson Reuters, October 2013
Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts
8

Caustic Soda
AWAC sources caustic soda from multiple markets, including North-East Asia ALUMINA LIMITED
Caustic Soda FOB North-East Asia
500
450
Caustic Soda (US$/t)
400
350
300
250
1-Jan-12 1-Apr-12 1-Jul-12 1-Oct-12 1-Jan-13 1-Apr-13 1-Jul-13 30-Sep-13
Source: Platts, October 2013
Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts
9